Exhibit 99.1

CONTACT:
Retalix Ltd.
Hugo Goldman
+972-9-776-6677
investors@retalix.com

Retalix Announces First Quarter 2010 Results

Solid First Quarter with Increase in Net Income Together With Positive Cash Flow as New Management Team Focuses on Executing its Plan;
Retalix Reaffirms Guidance for 2010

RA'ANANA, Israel, May 12, 2010 – Retalix® Ltd. (NasdaqGS:RTLX), a leading provider of Software and Services for retailers and distributors, announced today results for the first quarter ended March 31, 2010.

Summarized financial highlights for the three month period ended March 31, 2010:

•	Total Revenues for the first quarter were $48.7 million, compared to $46.9 million in the first quarter of 2009 ended March 31, 2009.

•
Income from Operations (GAAP) for the quarter was $2.9 million, compared to $4.4 million income from operations (GAAP) in the first quarter of 2009.  The 2009 amount included $1.7 million in revenues and a $0.2 million reduction in expenses due to the outcome of an arbitration in favor of the Company.   Included in the first quarter 2010 is an expense of approximately $0.5 million primarily due to severance payments incurred as part of an internal restructuring by the new management team to align Retalix’s operations for future market opportunities.

•
Adjusted Income from Operations (Non-GAAP)* for the quarter was $4.7 million compared to $6.0 million in the first quarter of 2009.  As detailed above, the first quarter of 2010 included the severance expenses and the first quarter of 2009 included the contribution from the arbitration.

•
Financial Expense for the quarter was $0.4 million mainly due to currency exchange expenses compared to a financial expense of $3.6 million in the first quarter of 2009 mainly due to charges related to forward currency transactions and currency exchange expenses.

•	GAAP Net Income for the quarter was $1.9 million, or $0.08 per diluted share, versus a GAAP Net Income of $0.7 million, or $0.04 per diluted share in the first quarter of 2009.

•	Adjusted Net Income (Non-GAAP)* for the quarter was $3.3 million, or $0.14 per diluted share, compared to $1.7 million, or $0.09 per diluted share in the first quarter of 2009.

•	Cash Flow from Operating Activities generated $1.4 million during the first quarter of 2010.

•	Balance Sheet includes approximately $105 million in cash & cash equivalents, deposits and marketable securities and negligible debt as of March 31, 2010.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “My first three months as CEO of Retalix were a productive and busy time.  We are executing on our plan, including leveraging the strengths of the Company, ensuring quality delivery, aligning our operations with the opportunities we see in the market, and beginning to build our Services offering.  We are engaging our customers, and during the first quarter we are announcing two new customer wins, including an important new customer in EMEA.  We are recruiting for key areas of our business designed to ensure a solid 2010 and build operations to carry Retalix to the next level.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We had a solid first quarter showing improvements in total revenues, net income and non-GAAP net income versus both the fourth quarter of 2009 and the year ago first quarter.  We generated $1.4 million in cash flow from operations, after the realignment and severance expenses during the first quarter.  Our focus on collections helped us to improve our Days Sales Outstanding (DSO) and our balance sheet remains very strong, with approximately $105 million in cash & cash equivalents, deposits and marketable securities and negligible debt.”

Outlook for FY 2010

Sheffer added, “Retalix serves a large, transforming market seeking the tools to address shoppers in a personalized way, across multiple channels, while at the same time driving operational efficiency and taking costs out of their businesses.  Retalix offers innovative, demand driven solutions and has the skill set and domain knowledge to effectively address retailers’ challenges.  While retailers remain cautious in the current economic environment, through our discussions with our customers we see that there is interest and demand for our products and services.

“Our current performance along with what we hear from our customers gives us a level of comfort that we can reiterate the guidance we issued in March for FY 2010.  Retalix continues to expect full year 2010 revenues to be between $195 million and $210 million, with similar profitability as in 2009.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the first quarter 2010 on Wednesday, May 12th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, PIPE investment costs, and amortization of intangibles related to acquisitions, as well as impairment of goodwill when applicable. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to Non-GAAP outlook for 2010 is provided in the table below.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2010" including our expected results, expected demand and opportunities, and future strategic plans, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2008, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. $ in thousands (except share and per share data)

	Three months ended March 31		Year ended December 31 2009
	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Product sales	13,687	12,812	58,145
Services	34,984	34,120	134,248
Total revenues	48,671	46,932	192,393
COST OF REVENUES:
Cost of product sales	8,564	7,260	39,560
Cost of services	20,259	19,105	74,564
Total cost of revenues	28,823	26,365	114,124

GROSS PROFIT	19,848	20,567	78,269
OPERATING EXPENSES:
Research and development – net	6,906	6,831	28,991
Selling and marketing	4,119	4,769	18,776
General and administrative	5,938	4,556	21,007
Other income – net	-	(24)	(154)
PIPE investment cost	-	-	1,823
Total operating expenses	16,963	16,132	70,443
INCOME FROM OPERATIONS	2,885	4,435	7,826
FINANCIAL INCOME (EXPENSE), net	(356)	(3,619)	1,757
INCOME BEFORE TAXES ON INCOME	2,529	816	9,583
TAX BENEFIT (EXPENSES)	(456)	66	(3,494)
INCOME AFTER TAXES ON INCOME	2,073	882	6,089
SHARE IN INCOME OF AN ASSOCIATED COMPANY	-	2	17
NET INCOME	2,073	884	6,106
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(142)	(143)	(310)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	1,931	741	5,796
EARNINGS PER SHARE – in U.S. $:
Basic	0.08	0.04	0.28
Diluted	0.08	0.04	0.28
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,087	20,393	20,824
Diluted	24,236	20,423	20,995

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31, 2009
	2010	2009
	(Unaudited)		(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	77,428	55,780	103,675
Short-term deposits	25,000	-	-
Marketable securities	1,903	263	226
Accounts receivable:
Trade	56,911	52,758	54,814
Other	10,331	12,361	8,891
Prepaid expenses	5,564	4,454	4,967
Inventories	1,528	1,701	1,496
Deferred income taxes	4,163	5,546	4,957
Total current assets	182,828	132,863	179,026
NON-CURRENT ASSETS :
Long-term receivables	1,103	3,635	1,386
Long-term prepaid expenses	247	469	406
Long term investments	682	862	682
Amounts funded in respect of employee rights upon retirement	11,104	7,803	10,621
Deferred income taxes	12,667	14,471	12,150
Other	271	427	269
Total non - current assets	26,074	27,667	25,514
PROPERTY, PLANT AND EQUIPMENT, net	15,168	14,603	15,233
GOODWILL	50,803	50,504	50,803
OTHER INTANGIBLE ASSETS, net of accumulated Amortization:
Customer base	11,917	14,703	12,610
Other	1,607	2,068	1,823
	13,524	16,771	14,433
Total assets	288,397	242,408	285,009

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31,
	2010	2009	2009
	(Unaudited)		(Unaudited)
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	115	-	170
Current maturities of long-term bank loans	245	238	263
Accounts payable and accruals:
Trade	6,239	6,810	7,071
Employees and employee institutions	9,848	7,972	10,114
Accrued expenses	9,454	5,909	10,908
Other	2,828	4,084	1,804
Deferred revenues	18,717	17,448	17,450
Total current liabilities	47,446	42,461	47,780
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	268	504	275
Long-term deferred revenues	2,695	3,099	2,336
Employee rights upon retirement	14,645	12,426	14,243
Deferred income tax	265	286	256
Institutions	482	3,226	489
Total long-term liabilities	18,355	19,541	17,599
Total liabilities	65,801	62,002	65,379
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
March 31, 2010 (unaudited), December 31, 2009 (unaudited) 50,000,000 shares; March 31, 2009 (unaudited) 30,000,000 shares issued and outstanding: March 31, 2010 (unaudited) - 24,088,416 shares; December 31, 2009 (unaudited) - 24,082,582 shares; March 31, 2009 (unaudited) -20,393,937 shares	6,355	5,381	6,353
Additional paid in capital	209,511	176,021	208,574
Retained earnings	2,306	(4,680)	375
Accumulated other comprehensive income	535	404	642
Total Retalix shareholders’ equity	218,707	177,126	215,944
Non-controlling interest	3,889	3,280	3,686
Total equity	222,596	180,406	219,630
Total liabilities and equity	288,397	242,408	285,009

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,073	884	6,106
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,578	1,631	6,261
Losses (gains) from sale of property, plant and equipment	-	(19)	44
Share in income of an associated company	-	(2)	(17)
Stock based compensation expenses	937	586	2,624
Changes in accrued liability for employee rights upon retirement	521	(1,291)	311
Losses (gains) on amounts funded in respect of employee rights upon retirement	(249)	914	(1,023)
Deferred income taxes - net	303	186	3,195
Net decrease in trading securities	2	145	162
Other	27	182	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(1,969)	16,535	17,339
Other	(1,879)	(1,254)	2,201
Increase (decrease) in accounts payable and accruals:
Trade	(779)	(1,762)	(1,653)
Employees, employee institutions and other	(783)	834	4,102
Increase in inventories	(37)	(668)	(456)
Increase (decrease) in long-term institutions	(7)	2,114	(623)
Increase in deferred revenues	1,658	1,441	625
Net cash provided by operating activities – forward	1,396	20,456	39,199

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	1,396	20,456	39,199
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	290	490
Sales of marketable trading debt securities	-	2,535	2,535
Investment in Short term deposits	(25,000)	-	-
Investment in Available-for-sale marketable securities	(1,679)
Purchase of property, plant, equipment and other assets	(532)	(650)	(2,786)
Proceeds from sale of property, plant and equipment	-	36	120
Amounts funded in respect of employee rights upon retirement, net	(253)	(109)	(913)
Changes in restricted deposits	-	-	(184)
Long-term loans collected from employees	-	2	14
Net cash provided by (used in) investing activities	(27,464)	2,104	(724)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	-	-	(249)
Issuance of share capital to Shareholders	-	-	30,510
Issuance of share capital to employees resulting from exercise of options	4	4	973
Short-term loan – net	(55)	-	170
Net cash provided by (used in) financing activities	(51)	4	31,404
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(128)	(330)	250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,247)	22,234	70,129
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	103,675	33,546	33,546
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	77,428	55,780	103,675

Supplemental information on investing activities not involving cash flows:

1)
During 2009 the Company purchased equipment in the amount of $842,000 in credit. An amount of $414,000 was paid and included in investing activities during the first quarter of 2010 and the remaining will be presented as investing activity when actual payment is made.

2)	The company purchased equipment in the amount of $495,000 in credit. This amount will be presented as investing activity when actual payment is made.

 RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Three months ended March 31		Year ended December 31
	2010	2009	2009
	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	2,885	4,435	7,827
GAAP Operating Margin	5.9%	9.4%	4.1%
Plus:
Amortization of acquisition-related intangible assets	878	942	3,731
Stock based compensation expenses	937	586	2,165
PIPE investment costs*	-	-	1,823
Non-GAAP Operating income**	4,700	5,963	15,546

NET INCOME
GAAP Net income	1,931	741	5,796
Plus:
Amortization of acquisition-related intangible assets	878	942	3,731
Stock based compensation expenses	937	586	2,165
PIPE investment costs*	-	-	1,823
Less:
Income tax effect of amortization of acquisition-related intangible assets	(351)	(368)	(1,029)
Income tax effect of stock based compensation expenses	(94)	(153)	(96)
Income tax effect of PIPE investment costs	-	-	(343)
Non-GAAP Net income	3,301	1,748	12,047

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.08	0.04	0.28
Plus:
Amortization of acquisition-related intangible assets	0.04	0.05	0.18
Stock based compensation expenses	0.04	0.03	0.10
PIPE investment costs	-	-	0.09
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.01)	(0.02)	(0.05)
Income tax effect of stock based compensation expenses	(0.01)	(0.01)	(0.01)
Income tax effect of PIPE investment costs		-	(0.02)
Non-GAAP Net income per diluted share	0.14	0.09	0.57

Shares used in computing diluted net income per share (in thousands)	24,236	20,423	20,995

* **
PIPE investment costs include $459 of stock based compensation expenses.

We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter ended March 31, 2010, this resulted in a Non-GAAP Operating Margin of 9.7%, calculated as follows:   $4,700/$48,671 = 9.7%.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Three months ended March 31		Year ended December 31
	2010	2009	2009
	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	11	28	105
Cost of services and projects	105	275	1,060
Research and development - net	10	135	381
Selling and marketing	1	52	126
General and administrative	810	96	493
Total	937	586	2,165

The following table shows the classification of amortization of acquisition-related intangible assets:

	Three months ended March 31		Year ended December 31
	2010	2009	2009
	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	628	623	2,490
Cost of services and projects	221	219	876
General and administrative	29	100	365
Total	878	942	3,731

PIPE investment costs relate to a Private Placement completed in November 2009 as part of the agreement with the Alpha Group that generated $32.9 million of gross proceeds and $1.8 million dollars in expenses for Retalix.